PRESS RELEASE

Paris, February 7, 2013

Sanofi delivers solid 2012 results despite patent expirations

	Q4 2012	Change on a reported basis	Change at constant exchange rates[1]	FY 2012	Change on a reported basis	Change at constant exchange rates
Net sales	€8,526m	+0.2%	-1.7%	€34,947m	+4.7%	+0.5%
Business net income[1]	€1,572m	-24.3%	-27.1%	€8,179m	-7.0%	-12.9%

Business EPS[1]	€1.19	-23.7%	-26.3%	€6.20	-6.8%	-12.8%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for 2012 is provided in Appendix 6 and a reconciliation of business net income to consolidated net income in Appendix 5. Consolidated net income for 2012 was €4,967 million, compared to €5,693 million for 2011. Consolidated EPS for 2012 was €3.76 versus €4.31 for 2011.

Commenting on the Group’s performance in 2012, Sanofi Chief Executive Officer, Christopher A. Viehbacher said,

“2012 was a turning point for Sanofi with the loss of exclusivity in the U.S. for several significant legacy drugs. Despite the effect of the patent cliff, Sanofi was able to grow sales and mitigate the impact on Business EPS1. At the same time, Sanofi was able to obtain nine significant regulatory approvals and submit six new files with regulatory agencies. Although the financial results in the first half will experience a residual effect from patent expirations, we expect to resume growth in the second half of 2013. This will be driven primarily by continued strong performance from our growth platforms2 which now represent more than 70% of our sales and rose nearly 10%3 in 2012. We are on track to meet our 2012-2015 objectives for sustainable growth”.

2012 Performance

•	Total sales[4] grew 0.5% to €34,947 million. Net sales lost due to generic competition were €1,345 million.

•	Growth platforms[2] recorded sales of €23,548 million, an increase of 9.9%[3] and accounted for 70.4% of total sales in Q4 2012.

•	Diabetes recorded very strong sales growth of 16.7% to €5,782 million driven by Lantus®. In Q4 2012, Diabetes grew +20.9%, representing the eighth consecutive quarter of double-digit sales growth.

•	“New Genzyme”[5] delivered pro forma sales growth of 16.9% with Fabrazyme® sales almost doubling.

•	Emerging Markets[6] sales were €11,145 million, an increase of 8.3% with double-digit growth recorded in Latin America, Asia and Africa/Middle East.

•	Consumer Health Care sales reached €3,008 million, an increase of 9.9%, giving Sanofi the # 3 global rank in CHC.

•	Vaccines delivered 5.7% sales growth to €3,897 million, ending 2012 on a high note with 20.5% growth in Q4.

•	Merial grew 3.1% with Frontline showing continued resilience.

•	2012 business EPS[1] was €6.20 versus €6.65 in 2011 reflecting the negative impact of €1.3 billion at CER on the business net income related to the Plavix® and Avapro® losses of exclusivity in the U.S.

•	The proposed dividend of €2.77 per share corresponds to a payout ratio of 45% of business EPS[1].

R&D Update

•

Since the beginning of the year, Lyxumia® (lixisenatide) and Zaltrap® (aflibercept) were approved in Europe and Kynamro™ (mipomersen) in the U.S. In addition, the Lemtrada™ (alemtuzumab) application for multiple sclerosis was accepted for review by the FDA, and the ENCORE Phase III study with eliglustat met its primary efficacy endpoint.

•

Phase III data is expected in 2013 for otamixaban for ACS patients with planned early invasive strategy, our JAK2 inhibitor in myelofibrosis, the new glargine formulation in diabetes and anti-PCSK9 mAb in monotherapy for hypercholesterolemia.

2013 Guidance

•

The residual impact from the loss of Plavix® and Avapro® exclusivity in the U.S. is anticipated to impact business net income in H1 2013 by approximately €800m at CER[1]. Including this impact, the continued strong performance of growth platforms, investments in late-stage pipeline, launch expenses for new products and ongoing cost savings should lead to a 2013 business EPS flat to 5% lower than 2012[7] at CER, barring major unforeseen adverse events.

(1) See Appendix 9 for definitions of financial indicators; (2) See page 2; (3) 7.8% with Genzyme pro forma; (4) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 9 for a definition); (5) “New Genzyme” consists of rare diseases products and Multiple Sclerosis products; (6) See definition on page 8; (7) 2012 business EPS with the retroactive application of IAS19R: €6.14.

Sanofi: www.sanofi.com

Media Relations: (+) 33 1 53 77 46 46 - E-mail : MR@sanofi.com

Investor Relations: (+) 33 1 53 77 45 45 - E-mail : IR@sanofi.com

2012 fourth-quarter and full-year net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

In the fourth quarter of 2012, Sanofi generated sales of €8,526 million, an increase of 0.2% on a reported basis. Exchange rate movements had a positive effect of 1.9 percentage points primarily reflecting the appreciation of the U.S. dollar and, to a lesser extent, the appreciation of the Chinese Yuan, Mexican Peso, Australian dollar and British Pound against the Euro. At constant exchange rates, and adjusting for changes in the scope of consolidation (primarily the return of Copaxone® to Teva and the disposal of Dermik), net sales increased by 0.4%.

Net sales in 2012 reached €34,947 million, an increase of 4.7% on a reported basis. Exchange rate movements had a favorable effect of 4.2 percentage points driven by the appreciation of the U.S. dollar and, to a lesser extent, the appreciation of the Japanese Yen and Chinese Yuan against the Euro. At constant exchange rates, and adjusting for changes in the scope of consolidation (primarily the consolidation of Genzyme from the second quarter of 2011, the return of Copaxone® to Teva and the disposal of Dermik), net sales increased by 0.3%.

Growth Platforms

In the fourth quarter of 2012, sales of the Group’s growth platforms totaled €6,002 million, an increase of 11.5%, with growth exceeding 20% for Vaccines, Diabetes, “new Genzyme” and “Other Innovative Products”. The Group’s growth platforms accounted for 70.4% of total consolidated sales in the fourth quarter of 2012, up from 61.8% in the comparable quarter of 2011. In 2012, growth platforms (including “new Genzyme”) recorded sales of €23,548 million, up 9.9 % or 7.8% with Genzyme pro forma (sales of Genzyme were not consolidated in the first quarter of 2011). Growth platforms sales comprised 67.4% of total consolidated sales compared with 61.7% in 2011.

Net sales of Growth Platforms

(€ million)	Q4 2012 net sales	Change at constant exchange rates	2012 net sales	Change at constant exchange rates
Emerging Markets*/**	2,877	+6.8%	11,145	+8.3%
Emerging Markets excluding Diabetes, Vaccines, CHC, Animal Health, new Genzyme and Other Innovative Products	1,552	-2.9%	6,286	+0.5%
Diabetes	1,549	+20.9%	5,782	+16.7%
Vaccines	1,016	+20.5%	3,897	+5.7%
Consumer Health Care (CHC)	732	+11.2%	3,008	+9.9%
Animal Health	506	+6.6%	2,179	+3.1%
New Genzyme	481	+22.2%	1,785	+16.9	%***
Other Innovative products****	166	+23.7%	611	+10.5%

Total Growth Platforms	6,002	+11.5%	23,548	+9.9%

Total Growth Platforms with Genzyme pro forma	6,002	+11.5%	23,548	+7.8%

*	World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.
**	Includes Diabetes, Vaccines, Consumer Health Care, new Genzyme, Animal Health and Other Innovative Products sales generated in Emerging Markets.
***	“New Genzyme” on a constant structure basis and at constant exchange rates.
****	Includes recent product launches which do not belong to the other Growth Platforms listed above: Multaq®, Jevtana®, Zaltrap®, and Mozobil® pro forma.

Pharmaceuticals

In the fourth quarter of 2012, sales for the Pharmaceuticals business were €7,004 million, a decrease of 4.8%, which reflected generic competition, EU austerity measures, the loss of sales of Copaxone® (impact of €86 million) and the disposal of Dermik (impact of €35 million). Net sales lost due to generic competition on main legacy products in the U.S. and in EU were €499 million, primarily due to declining sales of Eloxatin® and Lovenox® in the U.S. and Aprovel® in the EU.

Full-year sales for the Pharmaceuticals business reached €28,871 million, a decrease of 0.4%, which included the positive contribution from Genzyme (consolidated from April 2011). In 2012, net sales lost to generic competition on main legacy products in the U.S. and in EU were €1,345 million, mainly due to Lovenox®, Taxotere®, Eloxatin® in the U.S. and to Aprovel®, Taxotere® and Plavix® in the EU.

1	See Appendix 9 for definitions of financial indicators

Flagship Products8

(millions of euros)	Q4 2012 net sales	Change at constant exchange rates	2012 net sales	Change at constant exchange rates
Lantus®	1,335	+22.6%	4,960	+19.3%
Plavix®	503	-6.2%	2,066	-4.6%
Lovenox®	441	-13.1%	1,893	-12.0%
Aprovel®	212	-34.1%	1,151	-13.3%
Renvela®/Renagel ®	177	+19.6%	653	+13.0%*
Cerezyme®	171	+26.1%	633	+6.0%*
Taxotere®	125	-17.3%	563	-41.9%
Myozyme® / Lumizyme®	121	+11.1%	462	+11.4%*
Synvisc® / Synvisc One®	90	-1.1%	363	+4.0%*
Fabrazyme®	84	+74.5%	292	+96.4%*
Eloxatin®	68	-80.0%	956	-17.3%
Apidra®	65	+82.9%	230	+16.8%
Multaq®	63	-4.7%	255	-8.0%
Jevtana®	60	+25.5%	235	+20.2%
Zaltrap®	18	—	25	—
Aubagio®	7	—	7	—

*	On a constant structure basis and at constant exchange rates
[8]	See Appendix 2 for a geographical split of consolidated net sales by product

Diabetes

Sales of the Diabetes business totaled €1,549 million in the fourth quarter, reflecting record growth (+20.9%) driven by Lantus® (+22.6% to €1,335 million) and the recovery of Apidra® (+82.9% to €65 million). The solid performance of Lantus® was supported by sales in the U.S. (+29.0% to €843 million) and Japan (+24.2% to €42 million). Sales in Emerging Markets grew 19.2% to €210 million. In the U.S., Lantus® SoloSTAR® represented 53.4% of total Lantus® sales in the quarter, versus 50.0% in the fourth quarter of 2011. In the Emerging Markets, Lantus® sales growth was particularly strong in China (+26.0%), Brazil (+18.7%), Africa and the Middle East (+24.3%). Full-year sales of Lantus® were €4,960 million, up 19.3%. In October 2012, Sanofi launched AllStar™ in India, the first Indian-manufactured, re-usable insulin pen, made by a global company in India. Sanofi intends to make AllStar™ accessible to other emerging markets throughout 2013.

In February 2013, the European Commission granted marketing authorisation in Europe for Lyxumia® (lixisenatide licensed from Zealand Pharma). Lyxumia®, the first once-daily prandial GLP-1 receptor agonist, is indicated for the treatment of adults with type 2 diabetes mellitus to achieve glycaemic control in combination with oral glucose-lowering medicinal products and / or basal insulin when these, together with diet and exercise, do not provide adequate glycaemic control. Following the completion of pricing and reimbursement discussions, Sanofi will initiate a progressive launch of Lyxumia® throughout the European Union.

Apidra® returned to strong growth in the fourth quarter (+82.9% to €65 million) after several quarters that were impacted by supply issues. Apidra® recorded solid performance in all regions. Sales of Apidra® in 2012 were €230 million (+16.8%).

In the fourth quarter, Amaryl® recorded double-digit growth in Emerging Markets (+10.3% to €65 million). Total sales decreased 11.5% to €102 million due to generic competition in Japan (where sales decreased 33.9% to €30 million). Sales of Amaryl® in 2012 were €421 million (-8.0%), of which 62.5% were generated in Emerging Markets (€263 million), an increase of 11.4%.

In 2012, the Diabetes business recorded a strong performance with sales growth of 16.7% to €5,782 million.

Oncology

In the fourth quarter, sales of Zaltrap® (ziv-aflibercept, collaboration with Regeneron) in the U.S. were €18 million. Zaltrap® was launched at the end of August in the U.S. and reached sales of €25 million in 2012. This quarter reflected the full impact of the loss of market exclusivity of Eloxatin® in the U.S. which occurred on August 9, 2012, resulting in a 95.4% decrease in Eloxatin® U.S. sales (to €12 million) and a 80.0% decrease in Eloxatin® total sales to €60 million.

Taxotere® recorded sales of €125 million (-17.3%) in the fourth quarter, reflecting generic erosion in the U.S. (€6 million, -57.1%) and Western Europe (€9 million, -65.2%). Sales of Taxotere® in 2012 totaled €563 million (- 41.9%), of which €457 million was generated outside the U.S. and Western Europe.

Fourth-quarter sales of Jevtana® increased 25.5% to €60 million, reflecting recent launches in Western Europe and certain Emerging Markets. Full-year sales of Jevtana® totaled €235 million, an increase of 20.2%.

Sales of Mozobil® reached €25 million (+25.0%) and €96 million (+19.7%*) in the fourth quarter and 2012, respectively.

Fourth-quarter sales of the Oncology business decreased 38.7% to €417 million. Full-year sales of this business decreased 14.3% to €2,394 million.

In February 2013, the European Commission granted marketing authorization in Europe for Zaltrap® (aflibercept) in combination with irinotecan/5-fluorouracil/folinic acid chemotherapy in adult with metastatic colorectal cancer that is resistant to or has progressed after an oxaliplatin-containing regimen.

Worldwide presence1 of Plavix®/Iscover® and Aprovel®/Avapro®/Karvea®/Avalide®

On October 3, 2012, Sanofi and Bristol-Myers Squibb (BMS) announced a restructuring of their successful long-term alliance following the loss of exclusivity of Plavix® and Avapro®/Avalide® in many major markets. Under the terms of the revised agreement, on January 1, 2013, BMS returned to Sanofi its rights to Plavix® and Avapro®/Avalide® in all markets worldwide with the exception of Plavix in the U.S. and Puerto Rico, giving Sanofi sole control and freedom to operate commercially. In exchange, BMS receives royalty payments on Sanofi’s sales of branded and unbranded Plavix® worldwide, excluding the U.S. and Puerto Rico, and on sales of branded and unbranded Avapro®/Avalide® worldwide, in each case through 2018 (Japan remains excluded from the Alliance). In addition, BMS will receive a terminal payment of $200 million from Sanofi in December 2018. Plavix® rights in the U.S. and Puerto Rico will continue unchanged under the terms of the existing agreement through December 2019.

The fourth-quarter worldwide presence of Plavix® was down 68.8% to €554 million, reflecting generic competition in the U.S., following the loss of exclusivity on May 17, 2012. U.S. sales, for which Sanofi receives royalties and sells active ingredients, declined by 98.8% to €15 million. In Europe, sales of Plavix® decreased 18.0% to €107 million, also reflecting generic competition. In Emerging Markets, fourth-quarter consolidated sales grew 2.2% to €196 million. Consolidated sales in China reached €83 million, an increase of 6.4% notwithstanding a 9.9% price decrease in October. In Japan, sales of Plavix® reached €235 million, an increase of 14.6%. In 2012, the worldwide presence of Plavix® was €3,984 million, down 46.2%. Sales of Plavix® in Japan and China in 2012 were €837 million (+16.0%) and €371 million (+20.6%), respectively.

Worldwide presence of Plavix®/Iscover®: geographic split

(millions of euros)	Q4 2012	Change at constant exchange rates	2012	Change at constant exchange rates
Europe	107	-18.0%	453	-21.2%
United States	15	-98.8%	1,829	-63.7%
Other Countries	432	-7.8%	1,702	-4.6%

TOTAL	554	-68.8%	3,984	-46.2%

In the fourth quarter, the worldwide presence of Aprovel®/Avalide® decreased 41.7% to €252 million, reflecting generic competition in the U.S. and Europe. In the U.S., where the product lost its exclusivity on March 30, 2012, sales declined 88.0%. European sales decreased 49.3% to €100 million. Consolidated sales of the product in Emerging Markets increased 5.7% to €96 million. The 2012 worldwide presence of Aprovel® was €1,372 million, down 26.6%.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

(millions of euros)	Q4 2012	Change at constant exchange rates	2012	Change at constant exchange rates
Europe	100	-49.3%	626	-24.3%
United States	10	-88.0%	134	-66.5%
Other Countries	142	-6.0%	612	-5.1%

TOTAL	252	-41.7%	1,372	-26.6%

[1]	See Appendix 9; * On a constant structure basis and at constant exchange rates, Genzyme sales were not consolidated in Q1 2011.

Other Pharmaceutical Products

Sales of Lovenox® in the fourth quarter were €441 million, down 13.1%, due to generic pressure in the U.S. where sales of the branded product declined 54.2% to €55 million. Sanofi commercializes an authorized generic of Lovenox® in the U.S. (sales are booked in the Generics business). In Emerging Markets, sales of the product increased 5.0% to €149 million over the quarter. Full-year sales of Lovenox® reached €1,893 million (-12.0%), of which 83.1% (€1,574 million) was generated outside the U.S. (+5.5%). In Emerging Markets, full-year sales increased 11.6% to €615 million.

Fourth-quarter sales of Renvela®/Renagel® increased 19.6% to €177 million, sustained by the U.S. (sales were up 18.2% to €123 million) and Emerging Markets (sales were €16 million vs. €6 million in Q4 2011). Full-year sales of Renvela®/Renagel® were €653 million, up 13.0%*. Genzyme and generic manufacturers settled pending U.S. litigation with regard to the production and sale of generic formulations of Renvela® tablets, Renvela® for oral suspension and Renagel®. According to the terms of the settlements, the first-filer for each product can enter the U.S. market on March 16, 2014 and second-filers can enter the market on September 16, 2014, or earlier under certain circumstances, pending approval of their generic application.

The Ambien® family of products recorded sales of €117 million (-14.6%) in the fourth quarter. In Japan, due to the entry of generics, sales decreased 19.8% to €68 million. Worldwide sales of the Ambien® family totaled €497 million in 2012, down 4.5%. In Japan, 2012 sales of Myslee® reached €292 million, down 5.0%.

Sales of Allegra® as a prescription drug were €135 million, down 4.2% in the fourth quarter. In Japan, Allegra® was launched on the OTC market in November (sales consolidated in CHC) and also continues to be available by prescription (fourth-quarter sales of €104 million, down 9.1% reflecting the price decrease). Full-year sales of Allegra ® as a prescription drug were €553 million, down 9.5%. Since February 2013, Allegra® as a prescription drug is subject to generic competition in Japan.

Sales of Synvisc®/Synvisc One® were €90 million (-1.1%) and €363 million (+4.0%*) in the fourth quarter and for the full year 2012, respectively. At the end of January 2013, Sanofi launched LeGoo®, a gel for temporary endovascular occlusion of blood vessels during surgical procedures in the U.S. LeGoo® is an innovative technology expected to enhance the Sanofi Biosurgery portfolio.

Sales of Multaq® decreased 4.7% to €63 million in the fourth quarter, reflecting the impact of updated labeling in the second half of 2011. Sales of the product in the U.S. reached €50 million, up 2.1%. Full-year sales of Multaq® reached €255 million, down 8.0%.

The transfer of Copaxone® sales to Teva was finalized in the first quarter of 2012. As a consequence, Sanofi did not book any sales of the product in the fourth quarter of 2012 compared to €86 million consolidated in the fourth quarter of 2011. Consolidated sales of Copaxone® in 2012 were €24 million compared to €436 million in 2011.

At the end of January 2013, Sanofi also launched Auvi-QTM 9 (epinephrine injection, USP) in the U.S. Auvi-QTM is the first-and-only epinephrine auto-injector with audio and visual cues for the emergency treatment of life-threatening allergic reactions in people who are at risk for or have a history of anaphylaxis. Up to six million Americans may be at risk for anaphylaxis, although the precise incidence is unknown and likely underreported.

New Genzyme

“New Genzyme” consists of Rare Disease products and Multiple Sclerosis products.

(€ million)	Q4 2012 net sales	Change at constant exchange rates	2012 net sales	Change on a constant structure basis and at constant exchange rates
Rare Disease products
Cerezyme®	171	+26.1%	633	+6.0	%*
Myozyme® / Lumizyme®	121	+11.1%	462	+11.4	%*
Fabrazyme®	84	+74.5%	292	+96.4	%*
Other Rare Disease products	98	-3.0%	391	+7.5	%*
Multiple sclerosis
Aubagio®	7	—	7	—
Total “new Genzyme”	481	+22.2%	1,785	+16.9	%*

*	On a constant structure basis and at constant exchange rates, Genzyme sales were not consolidated in Q1 2011.
[9]	Sanofi US licensed the North America commercialization rights to Auvi-QTM from Intelliject, Inc.

In the fourth quarter, sales of “new Genzyme” increased 22.2% to €481 million, attributable to the recovery of Fabrazyme® manufacturing. Full-year sales of “new Genzyme” totaled €1,785 million, an increase of 16.9%*, indicating considerable supply improvement. All 2012 numbered steps for the Consent Decree were met.

Fourth-quarter sales of Cerezyme® were €171 million, an increase of 26.1% compared with depressed fourth-quarter 2011 sales, which reflected significant progress in 2012 to resolve supply challenges and successfully restore existing patients in major markets to normal dosing. The performance of Cerezyme® was driven by the U.S. (+60.0% to €42 million) and Emerging Markets (+36.4% to €60 million). In 2012, Genzyme maintained market share of Cerezyme® and grew sales 6.0%* to €633 million.

Sales of Myozyme®/Lumizyme® were €121 million in the fourth quarter, an increase of 11.1% supported by the performance in Western Europe (+9.8% to €68 million) and Emerging Markets (+45.5% to €15 million). Full-year sales of Myozyme®/Lumizyme® were €462 million, an increase of 11.4%*.

The strong recovery of Fabrazyme® continued in the fourth quarter with sales up 74.5% to €84 million. The approval of the new Framingham plant in January 2012, stable production runs, the return of all existing patients in all markets to full dose and the addition of new patients strengthened Fabrazyme® sales. In the U.S., fourth-quarter sales (€46 million, up 72.0%) specifically benefited from Shire’s withdrawal of the Replagal® BLA in the U.S. earlier in the year and the subsequent switching to Fabrazyme®. Full-year sales of Fabrazyme® totaled €292 million, an increase of 96.4%*.

Aubagio® (teriflunomide) was approved by the FDA in September 2012 as a new once-daily, oral treatment indicated for patients with relapsing forms of multiple sclerosis. Aubagio® was successfully launched in the U.S. in October 2012 by the new Genzyme MS sales team and is now widely available to physicians and patients. Sales of the product reached €7 million in the fourth quarter. The Committee for Medicinal Products for Human Use (CHMP) is expected to render their opinion on Aubagio®’s EU marketing authorization in the first quarter of 2013.

Consumer Health Care

Fourth-quarter sales of Consumer Health Care products (CHC) were €732 million, an increase of 11.2%. Sales in Emerging Markets increased 15.7% to €380 million with Essentiale®, Lactacyd®, Dorflex®, Enterogermina® and NoSpa®, recording double-digit growth. U.S. sales of Allegra® OTC increased 27.5% to €33 million. The fourth quarter was marked by the launch of Allegra® OTC in Japan in November. Full-year 2012 sales of Consumer Health Care products were €3,008 million, an increase of 9.9%.

In January 2013, Chattem, the U.S. Consumer Healthcare Division of Sanofi, completed the acquisition of the worldwide rights to the Rolaids® brand from McNeil Consumer Healthcare Division of McNeil-PPC, Inc. Rolaids® is an over-the-counter antacid that helps relieve heartburn and acid indigestion. The product was first introduced in 1954 and it had been a top selling gastro-intestinal category brand. Chattem will re-launch Rolaids® and expects the product to be available at retailers within a year.

Generics

Sales of Generics were €458 million, down 7.2% in the fourth quarter. In the U.S., sales decreased mainly reflecting lower sales of the authorized generic of Lovenox®. In Brazil, performance was impacted by strong competition and tax changes in the São Paulo State which influenced the generic market. Full-year sales of generics totaled €1,844 million, an increase of 5.0%.

Human Vaccines

Fourth-quarter consolidated sales of Sanofi Pasteur grew 20.5% to €1,016 million, reflecting strong performance of Flu vaccines, Menactra® and Imovax® Polio in Japan. Sales in Emerging Markets grew 23.9% to €352 million. Full-year consolidated sales of the Human Vaccines business increased 5.7% to €3,897 million.

Sales of Polio/Pertussis/Hib vaccines were €346 million, an increase of 4.6% in the fourth quarter. In Japan, sales of Imovax® Polio which was added to the country’s public immunization program on September 1, 2012, reached €77 million in the fourth quarter. Sales of the U.S. Polio/Pertussis/Hib franchise were down 35.7% to €95 million in the fourth quarter, reflecting supply limitations for Pentacel®. Sanofi Pasteur temporarily implemented supply limitations for Pentacel® and Daptacel® vaccines in April 2012 in the U.S.

*	On a constant structure basis and at constant exchange rates, Genzyme sales were not consolidated in Q1 2011

This was a necessary step due to a manufacturing delay that temporarily reduced supply below the level needed to fully satisfy market demand in the U.S. These temporary supply limitations are likely to end in early 2013. Full-year 2012 sales of Polio/Pertussis/Hib vaccines totaled €1,184 million, up 5.0%. Full year sales of Imovax® Polio in Japan and Pentaxim® reached €142 million and €250 million (+2.9%), respectively.

Fourth-quarter sales of seasonal influenza vaccines grew 54.5% to €107 million, reflecting a favorable comparison from the low level of sales in the U.S. in the fourth quarter of 2011 and solid sales in Emerging Markets (€65 million, +55%). As expected, Sanofi Pasteur delivered approximately 60 million doses of seasonal influenza vaccine in the U.S. In 2012, in the U.S., our offerings are further differentiated with the full commercial launch of Fluzone® Intradermal, the first influenza vaccine licensed in the U.S. that uses a novel microinjection system for intradermal delivery. In addition, Fluzone® High Dose has been available since 2010. Full-year sales of seasonal influenza vaccines totaled €882 million, down 0.6%.

The performance of Menactra® was very strong in the fourth quarter, with sales increasing 94.6% to €189 million, reflecting a good performance in Latin America, Middle East and also in the U.S. where the vaccine benefited from continued strong market share. Full-year sales of Menactra® grew 21.8% to €564 million.

Sales of Adult booster vaccines were €123 million in the fourth quarter, down 12.4%. Sales of Adacel® were €92 million in the fourth quarter, down 2.2%. Full-year sales of Adult boosters were stable at €496 million.

Fourth-quarter travel and other endemic vaccines increased 2.0% to €104 million. Sales were impacted by the temporary production suspension of Theracys®/Immucyst® and BCG vaccines. Full-year sales of travel and other endemic vaccines totaled €364 million (-4.9%).

Following a Warning Letter received on July 12 2012, Sanofi Pasteur continues to work diligently with the FDA to implement steps to address the issues identified at its Toronto (Canada) and Marcy L’Etoile (France) sites.

Consolidated vaccines sales

(millions of euros)	Q4 2012 net sales	Change at constant exchange rates	2012 net sales	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	107	+54.5%	884	-0.2%
of which seasonal vaccines	107	+56.1%	882	-0.6%
of which pandemic vaccines	0	—	2	Ns

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	346	+4.6%	1,184	+5.0%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	218	+81.7%	650	+18.0%
Adult Booster Vaccines (incl. Adacel ®)	123	-12.4%	496	0.0%
Travel and Other Endemics Vaccines	104	+2.0%	364	-4.9%
Other Vaccines	118	+50.0%	319	+31.8%

TOTAL	1,016	+20.5%	3,897	+5.7%

Fourth-quarter sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, increased 9.0% to €243 million, supported by performance of flu vaccines. Full-year sales of Sanofi Pasteur MSD reached €845 million, an increase of 6.8%.

Animal Health

Sales of Merial grew 6.6% to €506 million in the fourth quarter, driven by Emerging Markets (+17.6% to €172 million). Full-year sales of Merial totaled €2,179 million, an increase of 3.1%. Sales in Emerging Markets reached €579 million in 2012, an increase of 14.0%.

Fourth-quarter sales of the Companion Animals segment reached €260 million, an increase of 2.6%, mainly driven by Heartgard® in the U.S. (which benefited from a competitor supply issue), vaccines and the new combination parasiticide, Frontline® TRITAK, which was launched in the U.S. at the beginning of September. Sales of the Frontline®/fipronil family of products were €129 million down 3.0% in the fourth quarter. Full-year sales of the companion animals segment were €1,372 million, up 1.8%. In 2012, sales of the Frontline® umbrella brand remained the only blockbuster in Animal Health with sales of $1 billion (€775 million).

Sales of the Production Animals segment were €246 million in the fourth quarter, up 10.8%, driven by the avian segment (+17.9%) and the swine segment (+30.5%) which includes the acquisition of Newport Laboratories in the U.S. completed in March 2012. The ruminant segment also recorded a solid performance over the quarter with 10% growth. Full-year 2012 sales of the Production Animals segment totaled €807 million, an increase of 5.1%.

In December 2012, Sanofi entered into a binding agreement to acquire the animal health division of the Indian company Dosch Pharmaceuticals Private Limited, creating a market entry for Merial in that country’s strategically important and growing animal health sector. The agreement is subject to regulatory approval and is expected to close in the first half of 2013.

Net sales by geographic region

(millions of euros)	Q4 2012 net sales	Change at constant exchange rates	2012 net sales	Change at constant exchange rates
Emerging Markets*	2,877	+6.8%	11,145	+8.3%
of which Latin America	868	+5.9%	3,435	+11.3%
of which Asia	709	+6.8%	2,841	+10.1%
of which Eastern Europe, Russia and Turkey	727	+5.2%	2,721	+2.1%
of which Africa	264	+11.7%	1,018	+8.3%
of which Middle East	276	+14.8%	1,001	+12.2%
United States	2,480	-3.6%	10,873	+0.7%
Western Europe**	1,929	-13.2%	8,335	-9.3%
Rest of the world***	1,240	+4.5%	4,594	+2.5%
of which Japan	913	+9.9%	3,274	+6.6%

TOTAL	8,526	-1.7%	34,947	+0.5%

*	World less the U.S., Canada, Western Europe, Japan, Australia and New Zealand
**	France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
***	Japan, Canada, Australia and New Zealand

Fourth-quarter Emerging Markets sales reached €2,877 million, an increase of 6.8% with double-digit growth recorded for Diabetes (+21.0%), “new Genzyme” (+30.5%), Animal Health (+17.6%) and CHC (+15.7%). Sales in Eastern Europe reached €727 million, an increase of 5.2% led by the performance in Russia which increased 18.3% (to €248 million), driven by sales of Generics. Sales in China reached €302 million, up 6.0%, which included price cuts on Plavix®, Taxotere®, Lovenox® and Eloxatin® implemented at the beginning of October and lower sales for the CHC business. Despite a good performance of Lantus®, CHC, “new Genzyme”, Vaccines and Animal Health, Brazil sales modestly increased 0.3% to €365 million, reflecting lower sales of Generics. Full-year sales in Emerging Markets totaled €11,145 million, up 8.3% (or 7.2% with Genzyme pro forma), accounting for 31.9% of Group sales. Latin America, Asia and Middle East recorded double-digit sales growth in 2012. Sales in BRIC countries were €3,896 million (+12.0%) in 2012, accounting for 35.0% of Emerging Markets sales. In 2012, sales in China, Brazil, Russia were €1,249 million (+15.0%), €1,530 million (+7.7%) and €851 million (+13.6%), respectively. In 2012, sales in Africa (€1,018 million) and the Middle East (€1,001 million) each exceeded €1 billion for the first time.

In October 2012, Sanofi announced that it had signed an agreement to acquire Genfar S.A., a leading pharmaceuticals manufacturer headquartered in Bogota, Colombia. In 2011, Genfar’s total sales were $133 million, with 30% of sales generated outside of Colombia. With this acquisition, Sanofi will become a market leader in Colombia and expand its portfolio of affordable pharmaceuticals in Latin America. The closing of the transaction is subject to certain conditions precedent and is expected to occur in the first quarter of 2013.

Despite the strong performances of Diabetes (+30.3%), “new Genzyme” (+28.1%), CHC, (+14.0%) and Vaccines (+11.1%), sales in the U.S. decreased 3.6% to €2,480 million in the fourth quarter, reflecting the loss of exclusivity of Eloxatin® (-95.4%) and generic competition to Lovenox® (-54.2%). Full-year sales in the U.S. increased 0.7% to €10,873 million (or -2.8 % with Genzyme pro forma).

In Western Europe sales decreased 13.2% to €1,929 million in the fourth quarter impacted by the transfer of the Copaxone® business to Teva, generic competition to Aprovel® as well as the impact of austerity measures. Excluding the impact of Copaxone®, sales in Western Europe declined 9.9% over the period. In the fourth quarter, Western Europe accounted for 22.6% of Group sales compared to 25.9% in the fourth quarter of 2011. Full-year sales in Western Europe decreased 9.3% (or -7.5% with Genzyme pro forma and excluding Copaxone®) to €8,335 million.

Fourth-quarter sales in Japan grew 9.8% to €913 million, boosted by a strong performance of Vaccines (+231.6%) which benefited from the inclusion of Imovax® Polio vaccine in the country’s public immunization program on September 1, 2012. Full-year sales in Japan reached €3,274 million, an increase of 6.6% (or +4.7% with Genzyme pro forma).

R&D update

Since the publication of the third quarter results, on October 25, 2012, Sanofi received the following regulatory decisions:

•	The approval of Zaltrap® (aflibercept) by the European Commission in metastatic colorectal cancer that is resistant to or has progressed after an oxaliplatin-containing regimen.

•	The approval of Lyxumia® (lixisenatide) by the European Commission in type 2 diabetes.

•	The FDA approval of Kynamro™ (mipomersen sodium, development partnership with Isis Pharmaceuticals) for the treatment of patients with Homozygous Familial Hypercholesterolemia.

•

The FDA accepted for review the supplemental biologics license application file seeking approval of Lemtrada™ (alemtuzumab, being developed in Multiple Sclerosis in collaboration with Bayer Healthcare) for the treatment of relapsing multiple sclerosis.

At the beginning of February 2013, the R&D pipeline contained 64 NME (New Molecular Entity) projects and vaccine candidates in clinical development of which 17 are in Phase III or have been submitted to the health authorities for approval.

Portfolio update

•

ENCORE, the second pivotal phase III trial of the investigational oral therapy, eliglustat, in Gaucher disease, met its primary efficacy endpoint of clinical stability compared to Cerezyme®. More detailed topline results from the ENCORE trial will be released in association with the upcoming Annual WORLD Symposium (February 12-15, 2013).

•

SAR236553 (collaboration with Regeneron), a subcutaneously administered, fully-human antibody is being evaluated for its impact on lowering low-density lipoprotein cholesterol (LDL-C) by targeting PCSK9. In November, Sanofi and Regeneron announced that the ODYSSEY OUTCOMES trial, a Phase III cardiovascular outcomes trial with SAR236553 started to recruit patients. This study will enroll approximately 18,000 patients, who recently suffered an acute coronary syndrome. With the start of this study, eleven Phase III trials are now recruiting hypercholesterolemic patients not at goal for LDL-C and mainly at high cardiovascular risk, a population estimated at 21 million people globally.

•

Clostridium Difficile Toxoid Vaccine, for the prevention of primary symptomatic Clostridium Difficile infections (CDI) is expected to enter Phase III in the third quarter of 2013 in patients at high risk of CDI. In the U.S., a Fast Track Development Program designation was granted by CBER (Center for Biologics Evaluation and Research). CDI is the most common cause of health-care related infections in the developed world, and is increasingly reported globally.

•

Given a recent technical issue encountered during the last development steps of the Fix-Flex device, Phase III for the combination of Lantus® / Lyxumia® will not be initiated in 2013 as previously planned. Development timelines are currently being reassessed. A Fixed-Ratio combination device is currently in Phase II.

•

SAR231893 (collaboration with Regeneron), an anti IL-4Ra monoclonal antibody will enter Phase IIb in mid-2013 in asthma and atopic dermatitis following positive proof of concept data for both indications. These data will be submitted for presentation at medical conferences in 2013.

•

SAR302503, a JAK2 inhibitor for myelofibrosis met its primary endpoint in a Phase II trial as announced in December. The data was presented during the 2012 Annual Meeting of the American Society of Hematology. Recruitment of the Phase III JAKARTA study is complete.

•	In order to complete its portfolio of insulin products, the Group initiated a biosimilar program. This program will result in two projects in clinical development by the end of Q1 2013.

•	One project in Phase I (SAR407899 in diabetic nephropathy) has been discontinued.

Fourth-quarter and 2012 financial results

Business Net Income1

In the fourth quarter, Sanofi net sales reached €8,526 million, an increase of 0.2% on a reported basis (-1.7% at constant exchange rates), reflecting the performance of growth platforms, impact from EU austerity measures, the loss of €499 million of sales (at constant exchange rates) due to generic competition, and a favorable currency effect. In 2012, Sanofi net sales grew 4.7% on a reported basis (+0.5% at constant exchange rates) to €34,947 million, also reflecting the consolidation of Genzyme from April 2011 and the loss of €1,345 million of sales (at constant exchange rates) due to generic competition.

Fourth-quarter other revenues decreased 67.0% (-67.7% at constant exchange rates) to €137 million impacted by the loss of exclusivity of Plavix® and Avapro® in the U.S. on May 17 and March 30, respectively. Other revenues generated by Plavix® and Avapro® were €8 million in the fourth quarter. In 2012, other revenues decreased 39.5% (-42.4% at constant exchange rates) to €1,010 million of which €532 million were related to Plavix® and Avapro® (including €45 million representing most of the one-time payment of $80 million paid by Bristol-Myers Squibb in Q3 2012 in relation to the Avalide® supply disruption in the U.S.).

Gross profit reached €5,792 million, down 6.6% (-8.7% at constant exchange rates) in the fourth quarter. The ratio of cost of sales to net sales was 33.7%, an increase of 1.7 percentage points versus the fourth quarter of 2011 mainly reflecting the impact of generic competition and product mix evolution including higher sales of vaccines, partially offset by industrial productivity. Full-year gross profit was €24,862 million, an increase of 0.9% (or down 3.9% at constant exchange rates). In 2012, the ratio of cost of sales to net sales was 31.8%, 0.6 percentage points higher than in 2011.

Research and Development expenses increased 5.0% (+3.2% at constant exchange rates) to €1,358 million in the fourth quarter reflecting investment in the late-stage portfolio. The ratio of R&D expenses to net sales was 15.9%, versus 15.2% in the fourth quarter of 2011. Full-year R&D expenses totaled €4,922 million, an increase of 2.3%. R&D expenses in 2012 decreased 3.6% at constant exchange rates and with Genzyme pro forma which reflected ongoing transformation initiatives and stringent internal cost management. The ratio of R&D expenses to net sales was 14.1%, down 0.3 percentage points versus 2011.

Fourth-quarter selling and general expenses were €2,354 million, up 6.0%. At constant exchange rates, SG&A increased 4.1% reflecting launch costs for Zaltrap® and Aubagio® and continued investment in growth platforms. General expenses increased 0.8% at constant exchange rates. The ratio of selling and general expenses to net sales was 27.6%, 1.5 percentage points higher versus the fourth quarter of 2011. Full-year SG&A expenses totaled €8,947 million, an increase of 4.8%. At constant exchange rates with Genzyme pro forma, SG&A expenses decreased 1.9% due to tight cost control and synergies derived from the Genzyme integration. The 2012 ratio of selling and general expenses to net sales was stable at 25.6%.

Other current operating income net of expenses was €46 million in the fourth quarter versus an expense of €59 million in the fourth quarter of 2011. In 2012, other current operating income net of expenses was €108 million compared to €4 million in 2011. This line included a settlement of a license litigation recorded in the first quarter, and an additional pre-tax reserve of €116 million linked to Ramipril litigation in Canada.

The share of profits from associates was a loss of €1 million in the fourth quarter versus a profit of €256 million in the fourth quarter of 2011 reflecting the loss of exclusivity of Plavix® and Avapro® in the U.S. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was a loss of €6 million versus a profit of €258 million in the fourth quarter of 2011. In 2012, profits from associates decreased 61.5% (-63.4% at constant exchange rates) to €424 million (€420 million were attributed to BMS alliance).

Non-controlling interests decreased 49.1% to €29 million in the fourth quarter, reflecting lower profits paid to BMS from territories managed by Sanofi (€23 million versus €49 million in Q4 2011) as a result of generic competition in Europe. In 2012, non-controlling interests were €172 million, down 30.4%. Profits paid to BMS from territories managed by Sanofi were €149 million compared to €225 million in 2011.

Fourth-quarter business operating income was €2,096 million, down 25.9% (-28.0% at constant exchange rates). The ratio of business operating income to net sales was 24.6%, 8.6 percentage points lower than the same period of 2011. Full-year business operating income reached €11,353 million, a decrease of 6.5% (-12.2% at constant exchange rates).

[1]	See Appendix 9 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

The ratio of business operating income to net sales for the Group was 32.5%, down 3.9 percentage points compared to 2011. The ratio of business operating income to net sales for the Vaccines and Animal Health were 29.5% and 30.9%, respectively.

Net financial expenses reached €149 million, compared to €113 million in the fourth quarter of 2011. In the fourth quarter of 2012, this line included an impairment loss of €18 million related to a non-consolidated financial investment. In the fourth quarter of 2011, this line included a positive impact from the change in the consolidation method for Yves Rocher securities. In 2012, net financial expenses were €460 million versus €412 million in 2011 which included the financing of the Genzyme acquisition for three quarters. In 2012, net financial expenses included a capital gain linked to the divestment of the stake in the Yves Rocher Group.

In 2012, the effective tax rate was 25.5% compared to 27.0% in 2011, reflecting the decrease in the average applicable tax rate due to the change in the geography of taxable income, impacted by the Advanced Pricing Agreement with the Japanese tax authorities and the completion of some tax audits. As a consequence, the effective tax rate was reduced to 19.0% in the fourth quarter compared to 25.4% in the fourth quarter of 2011.

Business net income1 was €1,572 million in the fourth quarter, a decrease of 24.3% (or a decrease of 27.1% at constant exchange rates). In 2012, business net income1 reached €8,179 million, a decrease of 7.0% (or a decrease of 12.9% at constant exchange rates).

In the fourth quarter of 2012, Business earnings per share1 (EPS) were €1.19, down 23.7% and 26.3% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding was 1,320.9 million this quarter versus 1,330.0 million in the fourth quarter of 2011.

Business earnings per share1 (EPS) in 2012 were €6.20, down 6.8% and 12.8% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding was 1,319.5 million in 2012 versus 1,321.7 million in 2011.

Cost Savings Program

Sanofi is on track to deliver its cost savings program of €2 billion by 2015.

In 2012, 60% of the €2 billion cost reduction program has been achieved including all Genzyme targeted synergies. One third of the savings have been reinvested in growth platforms.

In 2013, Sanofi targets at least €500 million of savings. A large part of these savings are expected to be reinvested in product launch costs and late-stage clinical trials.

From business net income to consolidated net income (see Appendix 5)

In 2012, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•

A €3,291 million amortization charge related to fair value remeasurement on intangible asset of acquired companies (primarily Aventis: €1,489 million, Genzyme: €976 million and Merial €395 million) and to acquired intangible assets (licenses/products: €132 million). The fourth quarter amortization charge related to fair value remeasurement on intangible assets was €800 million [primarily Aventis: €358 million, Genzyme €241 million and Merial €98 million, €30 million of which related to acquired intangible assets (licenses/products)]. This item has no cash impact on the Group.

•

An impairment loss (net of reversals related to intangible assets) against intangible assets of €117 million (of which €89 million in Q4 2012 mainly related to SAR245408/XL147 and ombrabulin). This item has no cash impact on the Group.

•

A charge of €192 million mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (€127 million, of which €6 million was recorded in the fourth quarter of 2012) and Bayer contingent considerations (€44 million, including an income of €7 million was recorded in the fourth quarter of 2012).

•

A charge of €23 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions (of which €3 million in the fourth quarter of 2012). This item has no cash impact on the Group.

[1]	See Appendix 9 for definitions of financial indicators, and Appendix 5 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

•

€1,141 million of restructuring costs (including €834 million in the fourth quarter). These costs specifically include provisions recognized in the fourth quarter totaling €646 million, following the announcement of resource adaptation measures in France. Furthermore, restructuring costs for 2012 also included the ongoing transformation of the manufacturing facilities in Europe, adjustments to the sales force worldwide and the integration of Genzyme.

•

A €1,580 million tax effect arising from the items listed above, comprising €1,159 million generated by amortization charged against intangible assets and €370 million associated with restructuring costs. The fourth-quarter tax effect was €572 million, including €267 million of deferred taxes generated by amortization charged against intangible assets and €276 million linked to restructuring costs (see Appendix 5).

•

In “Share of profits/losses from associates”, a charge of €31 million, net of tax, mainly relating to the share of amortization of intangible assets (of which €9 million in the fourth quarter of 2012). This item has no cash impact on the Group.

Net Debt

In 2012, net cash generated by operating activities after changes in working capital, after capital expenditures (€1,402 million), and before restructuring costs was €7,375 million, a decrease of 11.8% compared to 2011. This amount covered the dividend paid by Sanofi (€3,487 million), repurchase of shares (€823 million), acquisitions and partnerships (€538 million) and restructuring costs (€791 million). In 2012, disposals accounted for €358 million (especially the stake in Yves Rocher). As a consequence, net debt decreased from €10,859 million at December 31, 2011 to €7,719 million at the end of 2012 (amount net of €6,381 million cash and cash equivalents).

The Board meeting which signed off the financial statements for the year ended December 31, 2012 was held on February 6, 2013. Audit procedures on the consolidated financial statements are complete. The audit opinion will be issued by the statutory auditors once they have finalized the specific verifications and other procedures required for the purposes of filing the French-language “document de reference” and the Form 20-F with the market authorities.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1: 2012 fourth-quarter and 2012 consolidated net sales by product

Appendix 2: 2012 fourth-quarter and 2012 consolidated net sales by geographic region and product

Appendix 3: Consolidated net sales by business segment

Appendix 4: 2012 fourth-quarter and 2012 business net income statement

Appendix 5: Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 6: 2012 fourth-quarter and 2012 consolidated income statements

Appendix 7: Change in net debt

Appendix 8: Simplified consolidated balance sheet

Appendix 9: Definitions

Appendix 1: 2012 fourth-quarter and 2012 consolidated net sales by product

(€ million)	Q4 2012 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	1,335	22.6%	26.7%
Apidra®	65	82.9%	85.7%
Amaryl®	102	-11.5%	-9.7%
Insuman®	36	0.0%	0.0%
Total Diabetes	1,549	20.9%	24.7%
Taxotere®	125	-17.3%	-16.7%
Eloxatin®	68	-80.0%	-79.1%
Jevtana®	60	25.5%	27.7%
Zaltrap®	18	—	—
Mozobil®	25	25.0%	25.0%
Other Oncology	121	-5.5%	-4.7%
Total Oncology	417	-38.7%	-37.7%
Lovenox®	441	-13.1%	-11.4%
Plavix®	503	-6.2%	-4.9%
Aprovel®	212	-34.1%	-32.5%
Allegra®	135	-4.2%	-4.9%
Stilnox®/Ambien ®/Ambien CR®/Myslee®	117	-14.6%	-14.6%
Copaxone®	0	-100.0%	-100.0%
Depakine®	103	0.0%	2.0%
Tritace®	82	-8.0%	-6.8%
Multaq®	63	-4.7%	-1.6%
Xatral®	29	-24.3%	-21.6%
Actonel®	30	-21.6%	-18.9%
Nasacort®	18	-5.6%	0.0%
Renagel®/ Renvela®	177	19.6%	23.8%
Synvisc®/ Synvisc One®	90	-1.1%	3.4%

Aubagio®	7	—	—
Total Multiple Sclerosis	7	—	—
Cerezyme®	171	26.1%	27.6%
Myozyme®	121	11.1%	12.0%
Fabrazyme®	84	74.5%	78.7%
Other Rare Diseases products	98	-3.0%	-1.0%
Total Rare Disease products	474	20.4%	22.2%
New Genzyme	481	22.2%	24.0%
Other Rx Drugs	1,367	-10.2%	-9.3%
Consumer Health Care	732	+11.2%	13.5%
Generics	458	-7.2%	-6.1%

Total Pharmaceuticals	7,004	-4.8%	-3.0%

Vaccines	1,016	20.5%	24.2%

Animal Health	506	6.6%	7.7%

Total	8,526	-1.7%	0.2%

Vaccines

(€ million)	Q4 2012 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	346	4.6%	6,5%
Influenza Vaccines	107	56.1%	62.1%
Meningitis/Pneumonia Vaccines	218	81.7%	89.6%
Adult Booster Vaccines	123	-12.4%	-10.2%
Travel and Other Endemics Vaccines	104	2.0%	3.0%
Other Vaccines	118	50.0%	59.5%

Total Vaccines	1,016	20.5%	24.2%

Animal Health

(€ million)	Q4 2012 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	129	-3.0%	-2.3%
Vaccines	213	11.1%	12.1%
Avermectin	93	7.0%	8.1%
Others	71	12.9%	14.5%

Total	506	6.6%	7.7%

(€ million)	2012 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	4,960	19.3%	26.7%
Apidra®	230	16.8%	21.1%
Amaryl®	421	-8.0%	-3.4%
Insuman®	135	3.0%	2.3%
Total Diabetes	5,782	16.7%	23.4%
Taxotere®	563	-41.9%	-38.9%
Eloxatin®	956	-17.3%	-10.7%
Jevtana®	235	20.2%	25.0%
Zaltrap®	25	—	—
Mozobil®	96	—	—
Other Oncology	519	—	—
Total Oncology	2,394	-14.3%	-8.9%
Lovenox®	1,893	-12.0%	-10.3%
Plavix®	2,066	-4.6%	1.3%
Aprovel®	1,151	-13.3%	-10.8%
Allegra®	553	-9.5%	-4.7%
Stilnox®/Ambien ®/Ambien CR®/Myslee®	497	-4.5%	1.4%
Copaxone®	24	-94.7%	-94.5%
Depakine®	410	3.1%	5.7%
Tritace®	345	-8.3%	-8.0%
Multaq®	255	-8.0%	-2.3%
Xatral®	130	-37.0%	-35.0%
Actonel®	134	-21.6%	-19.8%
Nasacort®	71	-35.8%	-33.0%
Renagel®/ Renvela®	653	—	—
Synvisc®/ Synvisc One®	363	—	—

Aubagio®	7	—	—
Total Multiple sclerosis	7	—	—
Cerezyme®	633	—	—
Myozyme®	462	—	—
Fabrazyme®	292	—	—
Other Rare Diseases products	391	—	—
Total Rare Disease products	1,778	—	—
New Genzyme	1,785	—	—
Other Rx Drugs	5,513	-9.1%	-7.0%
Consumer Health Care	3,008	9.9%	12.8%
Generics	1,844	5.0%	5.6%

Total Pharmaceuticals	28,871	-0.4%	3.5%

Vaccines	3,897	5.7%	12.3%

Animal Health	2,179	3.1%	7.3%

Total	34,947	0.5%	4.7%

Vaccines

(€ million)	2012 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	1,184	5.0%	10.1%
Influenza Vaccines	884	-0.2%	7.0%
Meningitis/Pneumonia Vaccines	650	18.0%	27.5%
Adult Booster Vaccines	496	0.0%	6.7%
Travel and Other Endemics Vaccines	364	-4.9%	-1.6%
Other Vaccines	319	31.8%	43.0%

Total Vaccines	3,897	5.7%	12.3%

Animal Health

(€ million)	2012 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	775	-3.4%	1.4%
Vaccines	730	7.6%	10.3%
Avermectin	423	7.8%	13.7%
Others	251	3.9%	8.2%

Total	2,179	3.1%	7.3%

Appendix 2: 2012 fourth-quarter and 2012 consolidated net sales by geographic region and product

Pharmaceuticals

Q4 2012 net sales (€ million)	Western Europe	Change at CER	United States		Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	198	5.4%	843		29.0%	210	19.2%	84	18.8%
Apidra®	19	58.3%	24		91.7%	14	180.0%	8	33.3%
Amaryl®	6	-14.3%	0		0.0%	65	10.3%	31	-38.3%
Insuman®	25	-7.4%	0		—	11	37.5%	0	-200.0%

Total Diabetes	257	7.6%	867		30.3%	300	21.0%	125	-2.4%
Taxotere®	9	-65.2%	6		-57.1%	62	-6.3%	48	2.0%
Eloxatin®	2	-71.4%	12		-95.4%	35	-19.5%	19	5.9%
Jevtana®	26	38.9%	23		-12.5%	10	100.0%	1	—
Zaltrap®	0	—	18		—	0	—	0	—
Mozobil®	8	14.3%	15		25.0%	2	0.0%	0	-100.0%
Other Oncology	21	-15.4%	60		-15.5%	29	20.8%	11	50.0%

Total Oncology	66	-19.8%	134		-65.6%	138	-1.5%	79	12.7%
Lovenox®	209	-3.3%	55		-54.2%	149	5.0%	28	-4.0%
Plavix®	62	-31.1%	0	*	-100.0%	196	2.2%	245	11.8%
Aprovel®	75	-58.4%	8	*	-27.3%	96	5.7%	33	-13.2%
Allegra®	1	0.0%	0		-100.0%	29	16.0%	105	-9.5%
Stilnox®/Ambien ®/Ambien CR®/Myslee®	10	-15.4%	21		11.1%	17	0.0%	69	-22.5%
Copaxone®	—	-100.0%	—		—	—	—	—	-100.0%
Depakine®	36	-5.4%	0		—	63	5.2%	4	-16.7%
Tritace®	35	-12.5%	0		—	43	-2.4%	4	-16.7%
Multaq®	11	-33.3%	50		2.1%	2	0.0%	0	—
Xatral®	10	-30.8%	3		-50.0%	15	-17.6%	1	100.0%
Actonel®	7	-36.4%	0		—	14	-23.5%	9	0.0%
Nasacort®	5	-16.7%	6		40.0%	6	0.0%	1	-200.0%
Renagel®/ and Renvela®	33	0.0%	123		18.2%	16	166.7%	5	0.0%
Synvisc®/ Synvisc One®	6	20.0%	75		-3.9%	7	166.7%	2	-133.3%

Aubagio®	0	—	7		—	0	—	0	—
Total Multiple sclerosis	0	—	7		—	0	—	0	—
Cerezyme®	55	8.0%	42		60.0%	60	36.4%	14	0.0%
Myozyme®	68	9.8%	29		0.0%	15	45.5%	9	12.5%
Fabrazyme®	17	70.0%	46		72.0%	8	60.0%	13	100.0%
Other Rare Diseases products	23	9.1%	28		-22.2%	24	4.5%	23	10.5%
Total Rare Disease products	163	13.3%	145		21.9%	107	30.5%	59	20.4%
New Genzyme	163	13.3%	152		28.1%	107	30.5%	59	20.4%
Other Rx Drugs	483	-17.2%	143		-18.2%	521	-5.5%	220	2.7%
Consumer Health Care	160	2.6%	126		14.0%	380	15.7%	66	3.4%

Generics	138	28.3%	61		-26.8%	254	-13.1%	5	-55.6%

Total Pharma	1,767	-14.1%	1,824		-7.6%	2,353	3.9%	1,060	-0.3%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

Q4 2012 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Polio/Pertussis/Hib Vaccines	15	100.0%	95	-35.7%	136	-5.7%	100	200.0%
Influenza Vaccines	5	-600.0%	32	24.0%	65	55.0%	5	150.0%
Meningitis/Pneumonia Vaccines	0	-100.0%	140	54.0%	76	213.0%	2	-25.0%
Adult Booster Vaccines	11	-47.6%	95	-8.1%	13	27.3%	4	-33.3%
Travel and Other Endemics Vaccines	6	0.0%	28	35.0%	57	0.0%	13	-27.8%
Other Vaccines	2	-75.0%	110	78.3%	5	0.0%	1	-116.7%

Total vaccines	39	0.0%	500	11.1%	352	23.9%	125	78.3%

Animal Health

Q4 2012 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Frontline® and other fipronil products	28	-10.0%	53	-8.9%	24	8.3%	24	9.1%
Vaccines	51	-5.6%	41	18.2%	114	16.3%	7	40.0%
Avermectin	20	11.8%	38	16.1%	18	11.8%	17	-14.3%
Others	24	0.0%	24	4.2%	16	66.7%	7	25.0%

Total	123	-3.2%	156	4.9%	172	17.6%	55	3.8%

Pharmaceuticals

2012 net sales (€ million)	Western Europe	Change at CER	United States		Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	778	5.3%	3,087		22.0%	793	25.4%	302	20.6%
Apidra®	78	14.7%	73		3.1%	51	37.8%	28	30.0%
Amaryl®	28	-12.5%	3		-25.0%	263	11.4%	127	-32.6%
Insuman®	98	-4.9%	1		—	37	27.6%	-1	—

Total Diabetes	1,012	6.3%	3,167		21.5%	1,144	22.5%	459	0.2%
Taxotere®	53	-72.5%	53		-80.2%	270	-11.2%	187	-10.7%
Eloxatin®	13	-65.8%	718		-18.0%	153	-10.5%	72	3.1%
Jevtana®	91	104.5%	109		-23.7%	33	153.8%	2	—
Zaltrap®	0	—	24		—	—	—	1	—
Mozobil®	30	—	56		—	7	—	3	—
Other Oncology	104	—	281		—	95	—	39	—

Total Oncology	291	-23.7%	1,241		-19.8%	558	0.0%	304	-1.7%
Lovenox®	854	1.9%	319		-53.1%	615	11.6%	105	2.1%
Plavix®	307	-25.8%	76	*	-62.2%	799	5.5%	884	13.4%
Aprovel®	557	-26.4%	45	*	-8.2%	395	2.5%	154	17.5%
Allegra®	11	-15.4%	-1		-133.3%	120	21.2%	423	-15.1%
Stilnox®/Ambien ®/Ambien CR®/Myslee®	46	-13.2%	85		-4.9%	70	7.7%	296	-5.5%
Copaxone®	19	-95.4%	0		—	0	—	5	-81.0%
Depakine®	143	-3.4%	0		—	251	7.9%	16	-6.3%
Tritace®	150	-11.8%	0		—	180	-1.1%	15	-37.5%
Multaq®	46	-31.8%	200		0.5%	8	0.0%	1	-25.0%
Xatral®	45	-24.1%	20		-74.7%	62	-6.3%	3	0.0%
Actonel®	33	-38.9%	0		—	66	-16.7%	35	-5.7%
Nasacort®	20	-20.0%	21		-63.0%	26	8.7%	4	-25.0%
Renagel®/ Renvela®	128	—	451		—	53	—	21	—
Synvisc®/ Synvisc One®	20	—	302		—	24	—	17	—

Aubagio®	0	—	7		—	0	—	0	—
Total Multiple sclerosis	0	—	7		—	0	—	0	—
Cerezyme®	215	—	166		—	190	—	62	—
Myozyme®	257	—	117		—	55	—	33	—
Fabrazyme®	52	—	152		—	41	—	47	—
Other Rare Diseases products	92	—	122		—	83	—	94	—
Total Rare Disease products	616	—	557		—	369	—	236	—
New Genzyme	616	—	564		—	369	—	236	—
Other Rx Drugs	2,105	-12.9%	567		-16.7%	2,062	-2.8%	779	-8.4%
Consumer Health Care	666	2.2%	606		2.2%	1,478	19.9%	258	-2.1%

Generics	500	11.5%	272		42.4%	1,045	-2.7%	27	-29.4%

Total Pharma	7,569	-9.9%	7,935		0.9%	9,325	7.8%	4,042	-0.3%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

2012 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Polio/Pertussis/Hib Vaccines	55	52.8%	374	-25.1%	495	5.7%	260	105.0%
Influenza Vaccines	79	2.6%	466	-5.1%	317	5.1%	22	16.7%
Meningitis/Pneumonia Vaccines	4	33.3%	473	10.5%	165	52.9%	8	-38.5%
Adult Booster Vaccines	59	-22.4%	372	0.9%	45	50.0%	20	-5.0%
Travel and Other Endemics Vaccines	21	-12.5%	96	-1.1%	201	-4.8%	46	-8.5%
Other Vaccines	9	-46.7%	277	46.6%	18	0.0%	15	-25.0%

Total vaccines	227	-2.2%	2,058	-0.7%	1,241	9.1%	371	48.9%

Animal Health

2012 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Frontline® and other fipronil products	208	-0.5%	411	-7.8%	93	10.5%	63	-3.3%
Vaccines	181	-7.7%	152	11.1%	375	14.2%	22	31.3%
Avermectin	62	-4.7%	223	15.8%	65	10.0%	73	-2.8%
Others	88	-2.2%	94	1.1%	46	27.8%	23	0.0%

Total	539	-3.8%	880	1.4%	579	14.0%	181	0.6%

Appendix 3: Consolidated net sales by business segment

Millions of euros	Q4 2012	Q4 2011	2012	2011
Pharmaceuticals	7,004	7,220	28,871	27,890
Vaccines	1,016	818	3,897	3,469

Merial	506	470	2,179	2,030

Total	8,526	8,508	34,947	33,389

Appendix 4: Business net income statement

Fourth quarter 2012	Pharmaceuticals			Vaccines			Animal health			Other		Group Total
Millions of euros	Q4 2012	Q4 2011	% change	Q4 2012	Q4 2011	% change	Q4 2012	Q4 2011	% change	Q4 2012	Q4 2011	Q4 2012	Q4 2011	% change
Net sales	7,004	7,220	(3.0%)	1,016	818	24.2%	506	470	7.7%			8,526	8,508	0.2%
Other revenues	104	400	(74.0%)	27	7	285.7%	6	8	(25.0%)			137	415	(67.0%)
Cost of sales	(2,195)	(2,201)	(0.3%)	(491)	(352)	39.5%	(185)	(168)	10.1%			(2,871)	(2,721)	5.5%
As % of net sales	(31.3%)	(30.5%)		(48.4%)	(43.1%)		(36.6%)	(35.7%)				(33.7%)	(32.0%)

Gross profit	4,913	5,419	(9.3%)	552	473	16.7%	327	310	5.5%			5,792	6,202	(6.6%)
As % of net sales	70.1%	75.1%		54.3%	57.8%		64.6%	66.0%				67.9%	72.9%

Research and development expenses	(1,152)	(1,107)	4.1%	(158)	(146)	8.2%	(48)	(40)	20.0%			(1,358)	(1,293)	5.0%
As % of net sales	(16.4%)	(15.3%)		(15.6%)	(17.8%)		(9.5%)	(8.5%)				(15.9%)	(15.2%)
Selling and general expenses	(2,029)	(1,935)	4.9%	(170)	(138)	23.2%	(155)	(148)	4.7%			(2,354)	(2,221)	6.0%
As % of net sales	(29.0%)	(26.8%)		(16.7%)	(16.9%)		(30.6%)	(31.4%)				(27.6%)	(26.1%)
Other current operating income/ expenses	61	(54)		(4)	(1)		(5)	4		(6)	(8)	46	(59)
Share of profit/loss of associates*	(3)	260		9	(4)		(7)					(1)	256
Net income attributable to non-controlling interests	(28)	(55)					(1)	(2)				(29)	(57)

Business operating income	1,762	2,528	(30.3%)	229	184	24.5%	111	124	(10.5%)	(6)	(8)	2,096	2,828	(25.9%)
As % of net sales	25.2%	35.0%		22.5%	22.5%		21.9%	26.4%				24.6%	33.2%

Financial income and expenses												(149)	(113)
Income tax expense												(375)	(638)
Tax rate**												19.0%	25.4%

Business net income												1,572	2,077	(24.3%)
As % of net sales												18.4%	24.4%

Business earnings per share*** (in euros)												1.19	1.56	(23.7%)

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,320.9 million in the fourth quarter of 2012 and 1,330.0 million in the fourth quarter of 2011

Full-year 2012	Pharmaceuticals			Vaccines			Animal health			Other		Group Total
Millions of euros	FY 2012	FY 2011	% change	FY 2012	FY 2011	% change	FY 2012	FY 2011	% change	FY 2012	FY 2011	FY 2012	FY 2011	% change
Net sales	28,871	27,890	3.5%	3,897	3,469	12.3%	2,179	2,030	7.3%			34,947	33,389	4.7%
Other revenues	933	1,622	(42.5%)	44	25	76.0%	33	22	50.0%			1,010	1,669	(39.5%)
Cost of sales	(8,759)	(8,368)	4.7%	(1,635)	(1,404)	16.5%	(701)	(654)	7.2%			(11,095)	(10,426)	6.4%
As % of net sales	(30.3%)	(30.0%)		(41.9%)	(40.5%)		(32.2%)	(32.2%)				(31.8%)	(31.2%)

Gross profit	21,045	21,144	(0.5%)	2,306	2,090	10.3%	1,511	1,398	8.1%			24,862	24,632	0.9%
As % of net sales	72.9%	75.8%		59.2%	60.2%		69.3%	68.9%				71.1%	73.8%

Research and development expenses	(4,219)	(4,101)	2.9%	(539)	(564)	(4.4%)	(164)	(146)	12.3%			(4,922)	(4,811)	2.3%
As % of net sales	(14.6%)	(14.7%)		(13.8%)	(16.3%)		(7.5%)	(7.2%)				(14.1%)	(14.4%)
Selling and general expenses	(7,666)	(7,376)	3.9%	(611)	(542)	12.7%	(669)	(617)	8.4%	(1)	(1)	(8,947)	(8,536)	4.8%
As % of net sales	(26.6%)	(26.4%)		(15.7%)	(15.6%)		(30.7%)	(30.4%)				(25.6%)	(25.6%)
Other current operating income/ expenses	98	(13)		(7)			3	(7)		14	24	108	4
Share of profit/loss of associates*	432	1,088		(1)	1		(7)				13	424	1,102
Net income attributable to non-controlling interests	(171)	(246)					(1)	(1)				(172)	(247)

Business operating income	9,519	10,496	(9.3%)	1,148	985	16.5%	673	627	7.3%	13	36	11,353	12,144	(6.5%)
As % of net sales	33.0%	37.6%		29.5%	28.4%		30.9%	30.9%				32.5%	36.4%

Financial income and expenses												(460)	(412)
Income tax expense												(2,714)	(2,937)
Tax rate**												25.5%	27.0%

Business net income												8,179	8,795	(7.0%)
As % of net sales												23.4%	26.3%

Business earnings per share*** (in euros)												6.20	6.65	(6.8%)

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,319.5 million in the 2012 and 1,321.7 million in the 2011

Appendix 5: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

Millions of euros	Q4 2012	Q4 2011	% change
Business net income	1,572	2,077	(24.3%)

Amortization of intangible assets(1)	(800)	(809)
Impairment of intangible assets	(89)	(66)
Fair value remeasurement of contingent consideration liabilities		(152)
Expenses arising from the acquisitions on inventories	(3)	(72)
Restructuring costs	(834)	(777)
Other gains and losses, and litigation		190
Tax effect of items listed above:	572	476
Amortization of intangible assets	267	265
Impairment of intangible assets	32	15
Fair value remeasurement of contingent consideration liabilities	(4)	24
Expenses arising on the workdown of acquired inventories	1	23
Restructuring costs	276	225
Other gains and losses, and litigation		(76)
Other tax item		577
Share of items listed above attributable to non-controlling interests	1	6
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(9)	(11)

Net income attributable to equity holders of Sanofi	410	1,439	(71.5%)

Consolidated earnings per share(2) (in euros)	0.31	1.08	(71.3%)

(1)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €770 million in the fourth quarter of 2012 and €769 million in the fourth quarter of 2011.

(2)	Based on an average number of shares outstanding of 1,320.9 million in the fourth quarter of 2012 and 1,330.0 in the fourth quarter of 2011.

See page 11 for comments on the reconciliation of business net income to consolidated net income

Millions of euros	FY 2012	FY 2011	% change
Business net income	8,179	8,795	(7.0%)

Amortization of intangible assets(1)	(3,291)	(3,314)
Impairment of intangible assets	(117)	(142)
Fair value remeasurement of contingent consideration liabilities	(192)	15
Expenses arising from the impact of acquisitions on inventories	(23)	(476)
Restructuring costs	(1,141)	(1,314)
Other gains and losses, and litigation		(327)
Tax effect of items listed above:	1,580	1,905
Amortization of intangible assets	1,159	1,178
Impairment of intangible assets	42	37
Fair value remeasurement of contingent consideration liabilities	2	34
Expenses arising on the workdown of acquired inventories	7	143
Restructuring costs	370	399
Other gains and losses, and litigation		114
Other tax item		577
Share of items listed above attributable to non-controlling interests	3	6
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(31)	(32)

Net income attributable to equity holders of Sanofi	4,967	5,693	(12.8%)

Consolidated earnings per share(2) (in euros)	3.76	4.31	(12.8%)

1)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 3,159 million in 2012 and € 3,136 million in 2011.
(2)	Based on an average number of shares outstanding of 1,319.5 million in 2012 and 1,321.7 in 2011.

Appendix 6: Consolidated income statements

Millions of euros	Q4 2012	Q4 2011	FY 2012	FY 2011
Net sales	8,526	8,508	34,947	33,389

Other revenues	137	415	1,010	1,669
Cost of sales	(2,874)	(2,793)	(11,118)	(10,902)

Gross profit	5,789	6,130	24,839	24,156

Research and development expenses	(1,358)	(1,293)	(4,922)	(4,811)
Selling and general expenses	(2,354)	(2,221)	(8,947)	(8,536)
Other operating income	126	38	562	319
Other operating expenses	(80)	(97)	(454)	(315)
Amortization of intangible assets	(800)	(809)	(3,291)	(3,314)
Impairment of intangible assets	(89)	(66)	(117)	(142)
Fair value remeasurement of contingent consideration liabilities		(152)	(192)	15
Restructuring costs	(834)	(777)	(1,141)	(1,314)
Other gains and losses, and litigation		190		(327)

Operating income	400	943	6,337	5,731

Financial expenses	(146)	(165)	(553)	(552)
Financial income	(3)	52	93	140

Income before tax and associates and joint ventures	251	830	5,877	5,319

Income tax expenses	197	415	(1,134)	(455)
Share of profit/loss of associates and joint ventures	(10)	245	393	1,070

Net income	438	1,490	5,136	5,934

Net income attributable to non-controlling interests	28	51	169	241

Net income attributable to equity holders of Sanofi	410	1,439	4,967	5,693

Average number of shares outstanding (million)	1,320.9	1,330	1,319.5	1,321.7

Earnings per share (in euros)	0.31	1.08	3.76	4.31

Appendix 7: Change in net debt

Millions of euros	FY 2012	FY 2011
Business net income	8,179	8,795

Depreciation, amortization and impairment of property, plant and equipment and intangible assets	1,278	1,156
Net gains and losses on disposals of non-current assets, net of tax	(86)	(52)
Other non cash items	(58)	579

Operating cash flow before changes in working capital (1)	9,313	10,478

Changes in working capital (1)	(536)	(476)
Acquisitions of property, plant and equipment and software	(1,402)	(1,644)

Free cash flow (1)	7,375	8,358

Acquisitions of intangibles, excluding software	(210)	(138)
Acquisitions of investments, including assumed debt(2)	(328)	(14,079)
Restructuring costs paid	(791)	(707)
Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	358	359
Issuance of Sanofi shares	645	70
Dividends paid to Sanofi shareholders	(3,487)	(1,372)
Acquisition of treasury shares	(823)	(1,074)
Disposals of treasury shares, net of tax	1	3
Other items(3)	400	(702)

Change in net debt	3,140	(9,282)

(1)	Excluding restructuring costs
(2)	In 2011: (13,528) M€ related to Genzyme acquisition
(3)	of which : foreign exchange effect on net debt +281M€ in 2012 and (754) M€ in 2011

Appendix 8: Simplified consolidated balance sheets

ASSETS € million	12/31/2012	12/31/2011(1)	LIABILITIES & EQUITY € million	12/31/2012	12/31/2011(1)
Property, plant and equipment	10,578	10,750	Equity attributable to equity-holders of Sanofi	57,338	56,203
Intangible assets (including goodwill)	58,265	62,221	Equity attributable to non-controlling interests	134	170
Non-current financial assets, investments in associates, and deferred tax assets	8,663	6,839	Total equity	57,472	56,373
			Long-term debt	10,719	12,499
			Non-current liabilities related to business combinations and to non-controlling interests	1,350	1,336
Non-current assets	77,506	79,810	Provisions and other non-current liabilities	11,036	10,346
			Deferred tax liabilities	5,932	6,530
Inventories, accounts receivable and other current assets	16,419	16,667	Non-current liabilities	29,037	30,711
Cash and cash equivalents	6,381	4,124	Accounts payable and other current liabilities	9,948	10,404
			Current liabilities related to business combinations and to non-controlling interests	100	220
			Short-term debt and current portion of long-term debt	3,812	2,940
Current assets	22,800	20,791	Current liabilities	13,860	13,564
Assets held for sale or exchange	101	67	Liabilities related to assets held for sale or exchange	38	20

Total ASSETS	100,407	100,668	Total LIABILITIES & EQUITY	100,407	100,668

(1)	In accordance with IFRS 3, Sanofi has revised during the measurement period, certain provisional amounts recognized in 2011.

Appendix 9: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the fourth quarter of 2012 and 2012

(millions of euros)	Q4 2012	2012
Net sales	8,526	34,947
Effect of exchange rates	(166)	(1,400)
Net sales at constant exchange rates	8,360	33,547

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration liabilities related to business combinations,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs *,

•	other gains and losses (including gains and losses on disposals of non-current assets*),

•	costs or provisions associated with litigation*,

•	tax effects related to the items listed above as well as effects of major tax disputes,

*	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.